BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,195	$54,086
Short-term investments	24,969	31,313
Accounts receivable	18,000	18,856
Inventories	11,895	10,402
Prepaid expenses and other current assets	2,367	1,434
	80,426	116,091

Property, plant and equipment	40,299	38,755
Intangible assets	3,437	3,726
Goodwill	48,106	48,106
Investments (note 5)	1,918	1,765
Other long-term assets	102	-
	$174,288	$208,443

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$15,389	$21,819
Deferred revenue	2,662	947
Accrued warranty liabilities	5,700	3,841
	23,751	26,607

Long-term liabilities (note 6)	3,693	20,502
	27,444	47,109

Shareholders’ equity:
Share capital (notes 7)	835,396	832,711
Contributed surplus	283,858	283,466
Accumulated deficit	(972,174)	(954,607)
Accumulated other comprehensive loss	(236)	(236)
	146,844	161,334
	$174,288	$208,443

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenues:
Product and service revenues	$13,075	$11,131	$21,159	$23,242
Engineering development revenue	-	1,220	-	5,152
Total revenues	13,075	12,351	21,159	28,394
Cost of revenues and expenses:
Cost of product and service revenues	11,235	9,438	19,121	19,670
Research and product development	8,490	9,137	16,300	20,758
General and administrative	2,541	2,971	6,879	6,926
Sales and marketing	1,938	1,877	3,701	3,654
Depreciation and amortization	1,243	1,474	2,311	3,068
Total cost of revenues and expenses	25,447	24,897	48,312	54,076

Loss before undernoted	(12,372)	(12,546)	(27,153)	(25,682)
Investment and other income	2,537	1,744	1,589	1,916
Gain (loss) on disposal and write-down of long-lived assets	2	1	54	(18)
Gain (loss) on sale of assets (note 4)	-	(71)	-	96,845
Equity gain (loss) in associated companies (note 6)	10,838	(2,612)	7,943	(5,481)
Income (loss) before income taxes	1,005	(13,484)	(17,567)	67,580
Income taxes expense	-	(3)	-	16
Net income (loss) and comprehensive income
(loss) for period	$1,005	$(13,481)	$(17,567)	$67,564
Basic earnings (loss) per share	$0.01	$(0.16)	$(0.21)	$0.77
Diluted earnings per (loss) share	$0.01	$(0.16)	$(0.21)	$0.76
Weighted average number of common shares
outstanding - basic	83,940,682	82,086,487	83,304,662	87,766,654
Weighted average number of common shares
outstanding – diluted	85,505,777	82,086,487	83,304,662	88,422,235

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash provided by (used for):
Operating activities:
Net income (loss) for period	$1,005	$(13,481)	$(17,567)	$67,564
Items not affecting cash:
Compensatory shares	628	1,809	1,498	3,646
Depreciation and amortization	2,017	1,790	3,728	3,923
Unrealized loss (gain) on forward contracts	(543)	(377)	(764)	(377)
Loss (gain) on disposal and write-down of long-lived assets	2	(1)	(50)	18
Loss (gain) on assets held for sale	-	71	-	(96,845)
Equity loss (gain) in associated companies (note 6)	(10,838)	2,612	(7,943)	5,481
	(7,729)	(7,577)	(21,098)	(16,590)
Changes in non-cash working capital:
Accounts receivable	(5,589)	3,177	856	4,269
Inventories	1,772	(566)	(1,493)	1,543
Prepaid expenses and other current assets	(614)	(280)	(631)	223
Accounts payable and accrued liabilities	(3,488)	(584)	(1,280)	(3,519)
Deferred revenue	(1,639)	1,298	(2,535)	1,349
Accrued warranty liabilities	1,704	27	1,859	143
Net current assets and liabilities held for sale	-	-	-	(36)
	(7,854)	3,072	(3,224)	3,972
Cash used by operations	(15,583)	(4,505)	(24,322)	(12,618)

Investing activities:
Net decrease (increase) in short-term investments	(1,254)	24,722	6,344	65,196
Additions to property, plant and equipment	(2,762)	(555)	(4,986)	(1,610)
Proceeds on sale of property, plant and equipment and other	1	9	55	9
Disposition of assets held for sale, net (note 4)	-	(161)	-	(60,789)
Investments	(3)	(5,959)	(5,159)	(6,195)
Other investing activities	(102)	-	(102)	-
Long-term liabilities	277	(203)	387	(326)
	(3,843)	17,853	(3,461)	(3,715)
Financing activities:
Non-dilutive financing (note 3)	(345)	-	(3,108)	-
	(345)	-	(3,108)	-

Increase (decrease) in cash and cash equivalents	(19,771)	13,348	(30,891)	(16,333)
Cash and cash equivalents, beginning of period	42,966	19,659	54,086	49,340
Cash and cash equivalents, end of period	$23,195	$33,007	$23,195	$33,007

See accompanying notes to consolidated financial statements.
Supplementing cash flow information (note 8).

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars)

				Accumulated
				other	Total
		Contributed	Accumulated	comprehensive	shareholders’
	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2007	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Net income	-	-	34,079	-	34,079
Non-dilutive financing (note 3)	-	33,812	-	-	33,812
Cancellation of common shares
upon disposition of assets
held for sale (note 4)	(349,438)	175,538	-	-	(173,900)
RSUs and DSUs redeemed	2,557	(2,557)	-	-	-
Share distribution plan	4,771	4,383	-	-	9,154
Balance, December 31, 2008	832,711	283,466	(954,607)	(236)	161,334
Net loss	-	-	(17,567)	-	(17,567)
RSUs redeemed	964	(1,106)	-	-	(142)
Share distribution plan	1,721	1,498	-	-	3,219
Balance, June 30, 2009	$835,396	$283,858	$(972,174)	$(236)	$146,844

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1. Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2008, except for the changes in accounting policies described in note 2. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2008 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. Changes in accounting policies and anticipated changes in accounting standards:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Corporation, with the assistance of an external expert advisor, has begun a high level review of the major differences between Canadian GAAP and IFRS. This work is expected to be substantially complete by December 31, 2009.

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued new recommendations for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601) and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, instead of a liability or other item outside of equity. The new standards will become effective in 2011. The Corporation anticipates adopting these standards in 2011 and is currently determining the impact of the standards on the Corporation’s consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3. Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly-owned company (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation is carrying on the full scope of Old Ballard’s business operations, and holds all rights to intellectual property, as held by Old Ballard before the completion of the Arrangement. As such, all references to the Corporation in these Consolidated Financial Statements include Old Ballard for matters occurring before the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by Old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity.

In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance.

Proceeds of Arrangement on December 31, 2008	$38,029
Disposal costs paid to December 31, 2008	(1,109)
Net cash proceeds at December 31, 2008	36,920
Disposal costs paid to June 30, 2009	(3,108)
Net proceeds of Arrangement	$33,812

Disposal costs paid to June 30, 2009 of $3,108,000 include $345,000 paid during the three months ended June 30, 2009 and $2,763,000 during the three months ended March 31, 2009.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

4. Disposition of Automotive Assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 5), 112 personnel and related office equipment and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC Transaction.

Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

As the Corporation will have significant continuing involvement with AFCC, the historic results of the operations transferred will continue to be reported in results from continuing operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

5. Investments:

		June 30,		December 31,
		2009		2008
	Amount	Percentage	Amount	Percentage
		Ownership		Ownership
Chrysalix Energy Limited Partnership	$656	15.0%	$500	15.0%
AFCC (note 4)	1,262	19.9%	1,262	19.9%
Other	-		3
	$1,918		$1,765

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. As of December 31, 2008, the Corporation recorded a write down to adjust the carrying value of Chrysalix to its net realizable value of $500,000. During the three and six months ended June 30, 2009, the Corporation made additional investments of $ nil (2008 - $20,000) and $156,000 (2008 - $256,000), respectively, in Chrysalix.

The Corporation maintains a 19.9% interest in AFCC which is carried at cost and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, will purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. This share purchase agreement is considered to be a derivative instrument and was recorded at its fair value of $1 on the closing of the AFCC Transaction.

6. Long-term liabilities:

	June 30,	December 31,
	2009	2008
Investment in EBARA BALLARD Corporation	$300	$13,245
Deferred revenue	-	4,250
Employee future benefit plan	2,262	1,988
Asset retirement obligation	1,131	1,019
	$3,693	$20,502

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

6. Long-term liabilities (cont’d):

In May 2009, the Company announced intentions to discontinue operations in EBARA BALLARD Corporation (“EBARA BALLARD”), a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. EBARA BALLARD was accounted for using the equity method and was considered a related party. On the announcement of the intention to discontinue operations, the $10,838,000 of historic recorded equity losses in EBARA BALLARD in excess of the net investment of EBARA BALLARD, was reversed to net income as (i) Ebara is solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) the Corporation is not committed to provide, nor does it intend to provide, any further financial support to EBARA BALLARD.

During the three and six months ended June 30, 2009, the Corporation made a net investment of $nil (2008 - $5,939,000) and $5,000,000 (2008 - $5,939,000), respectively, in EBARA BALLARD representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders in excess of licensing cash receipts received from EBARA BALLARD. Recorded against this investment during the three and six months ended June 30, 2009, is income of $10,838,000 and $7,943,000, respectively, compared to a loss of $2,612,000 and $5,481,000 for the corresponding periods in 2008 representing the Corporation’s proportionate share of EBARA BALLARD’s equity losses.

The Corporation maintains a defined benefit pension plan for employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. During the three and six months ended June 30, 2009, $233,000 (2008 – ($11,000)) and $349,000 (2008 - $114,000), respectively, was recorded as defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

7. Share capital:

During the three and six months ended June 30, 2009, compensation expense of $440,000 (2008 - $634,000) and $976,000 ($2008 - $1,551,000), respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three and six months ended June 30, 2009, options to purchase 350,000 (2008 – 129,762) and 1,350,497 (2008 – 805,374) common shares, respectively, were granted with a weighted average fair value of $1.05 (2008 - $2.01) and $0.67 (2008 - $2.68), respectively, and vesting periods of three years.

The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Expected life	5 years	7 years	5 years	7 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	62%	42%	59%	48%
Risk-free interest rate	2%	3%	2%	4%

As at June 30, 2009 and 2008, options to purchase 5,804,985 and 5,342,614 common shares, respectively, were outstanding.

As at June 30, 2009 and 2008, 1,755,289 and 1,077,813 restricted share units (“RSUs”), respectively, were outstanding. During the three and six months ended June 30, 2009, 116,972 and 1,080,470 RSUs, respectively, were issued. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria. In 2009, the Corporation adopted a Market Purchase RSU Plan. Awards granted under the plan are satisfied by shares to be purchased on the open market through a trust established for that purpose. During the six months ended June 30, 2009, the company repurchased nil common shares through the trust established for the purpose of funding RSU grant.

As at June 30, 2009 and 2008, 333,066 and 319,339 deferred share units (“DSUs”), respectively, were outstanding. During the six months ended June 30, 2009, nil DSUs were issued.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

8. Supplemental disclosure of cash flow and other information:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2007
Non-cash financing and investing activities:
Compensatory shares	$-	$105	$2,682	$7,227
Accrued disposition costs related to
AFCC transaction (note 4)	-	(94)	-	531
Shares cancelled on AFCC Transaction
(note 4)	-	-	-	173,900

9. Segmented financial information:

For 2009, the Corporation’s market segments were reassessed due to the increased focus on key growth opportunities with near-term commercial prospects in core fuel cell markets. The Corporation’s business operates in three market segments: Fuel Cell Products, Contract Automotive, and Material Products. The Fuel Cell Products market segment is the Corporation’s core segment and includes activities relating to the design, development, manufacture, sale and servicing of fuel cell products for motive power (consisting of the material handling and bus markets) and stationary power (consisting of the back-up power and residential cogeneration markets) applications. The Corporation’s business activities in the Contract Automotive market segment include contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily to AFCC, Daimler and Ford. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layers for the fuel cell industry. The comparative figures have been reclassified to conform to the segmented disclosure adopted in the current period.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

9. Segmented financial information (cont’d):

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended June		Six months ended June 30,
	2009	2008	2009	2008
Revenues
Fuel Cell Products	$9,653	$3,960	$13,565	$10,353
Contract Automotive	883	5,127	2,760	11,862
Material Products	2,539	3,264	4,834	6,179
	$13,075	$12,351	$21,159	$28,394
Segment income (loss) for period (1)
Fuel Cell Product	$(2,812)	$(1,574)	$(6,097)	$(1,538)
Contract Automotive	340	1,097	1,165	2,527
Material Products	(148)	(37)	(1,037)	(469)
Total	(2,620)	(514)	(5,969)	520
Corporate amounts
Research and product development	(4,030)	(5,710)	(8,293)	(12,554)
General and administrative	(2,541)	(2,971)	(6,879)	(6,926)
Sales and Marketing	(1,938)	(1,877)	(3,701)	(3,654)
Depreciation and amortization	(1,243)	(1,474)	(2,311)	(3,068)
Investment and other income	2,537	1,744	1,589	1,916
Gain (loss) on disposal and write-down
of long-lived assets	2	1	54	(18)
Gain (loss) on assets held for sale	-	(71)	-	96,845
Equity gain (loss) in associated companies	10,838	(2,612)	7,943	(5,481)
Income (loss) from continuing operations
before income taxes	$1,005	$(13,484)	$(17,567)	$67,580
(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BASIS OF PRESENTATION

This Management Discussion and Analysis covers our interim consolidated financial statements for the three and six months ended June 30, 2009. As well, it provides an update to our Management Discussion and Analysis for the year ended December 31, 2008. The information below should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2008. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 21 to the Consolidated Financial Statements for the year ended December 31, 2008. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated July 28, 2009.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated product shipments, revenue and operating cash consumption (see Non-GAAP Measures), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

SEGMENT DISCLOSURES

Over the past three years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. For 2009, we are reporting our results in the following market segments:

1. Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and residential cogeneration markets);

2. Contract Automotive (supporting segment): contract technical and manufacturing services primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): carbon friction material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

Comparative figures are presented in conformance with our new operating segments.

FINANCIAL OVERVIEW – Quarter ended June 30, 2009

Revenue

Our revenues for the three months ended June 30, 2009 increased to $13.1 million, or 6%, compared to $12.4 million for the second quarter of 2008 as increases in our core Fuel Cell Products business segment of $5.7 million more than offset declines in our supporting Contract Automotive and Material Products business segments of $5.0 million.

In our core Fuel Cell Products business segment, revenues increased 144% to $9.7 million due primarily to a $6.9 million, or 251%, increase in product and service revenues as a result of fuel cell bus shipments for the B.C. Transit 2010 Olympic fuel cell bus program (totaling $6.0 million) combined with increases in back-up power market revenues as a result of work completed on the FirstEnergy Corp. (“First Energy”) distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME Tele Power Ltd. (“ACME”). These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues due to the absence of engineering development revenues as a result of the completion of the 1kW residential cogeneration fuel cell development program and due to our decision to discontinue operations in EBARA BALLARD in May 2009.

In our supporting Contract Automotive and Material Products business segments, revenues continued to be negatively impacted by the slowdown in the automotive sector. Revenues in these supporting areas decreased 59% to $3.4 million due to lower shipments of light-duty automotive fuel cell modules, lower shipments of carbon friction material products, and lower testing and engineering services provided to AFCC.

Net income (loss)

Our net income for the three months ended June 30, 2009 increased to $1.0 million, or $0.01 per share, compared with a net loss of $13.5 million, or ($0.16) per share, in the second quarter of 2008. The second quarter net income in 2009 includes a non-cash gain of $10.8 million related to our decision to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for the second quarter of 2009 decreased $1.3 million, or 12%, to $9.6 million, or ($0.11) per share, compared with a normalized net loss of $10.9 million, or ($0.13) per share, for the corresponding period of 2008. Reductions in operating expenses of $1.0 million combined with improvements in investment and other income of $0.8 million more than offset the loss of engineering development revenues of $1.2 million.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for the second quarter of 2009 increased $11.9 million to $17.0 million, compared to $5.1 million for the corresponding period in 2008. The higher operating cash consumption was driven by higher working capital requirements of $9.6 million (net of restructuring and related payments of $1.4 million) due primarily to the timing of collections of our product and service revenues, and the payment of our remaining 2008 annual employee bonuses. Increased capital expenditures of $2.2 million were partially offset by the lower normalized net loss of $1.3 million.

FINANCIAL OVERVIEW – Six months ended June 30, 2009

Revenue

Our revenues for the six months ended June 30, 2009 decreased to $21.2 million, or 25%, compared to $28.4 million for the first two quarters of 2008, as increases in our core Fuel Cell Products business segment of $3.2 million were more than offset by declines in our supporting Contract Automotive and Material Products business segments of $10.4 million.

Fuel Cell Products revenues increased 31% to $13.6 million due primarily to a $6.7 million, or 99%, increase in product and service revenues as a result of fuel cell bus shipments for the B.C. Transit 2010 Olympic and the Transport of London fuel cell bus programs combined with increases in back-up power market revenues as a result of work completed on the First Energy distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME. These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues due to the absence of engineering development revenues as a result of the completion of the 1kW residential cogeneration fuel cell development program and due to our decision to discontinue operations in EBARA BALLARD in May 2009.

Contract Automotive and Material Products revenues decreased 58% to $7.6 million due to lower shipments of light-duty automotive fuel cell modules, lower shipments of carbon friction material products, and lower testing and engineering services provided to AFCC combined with the absence of engineering development revenues due to the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008 (the “AFCC Transaction”).

Net income (loss)

Our net loss for the six months ended June 30, 2009 increased to $17.6 million, or ($0.21) per share, compared with net income of $67.6 million, or $0.77 per share, in the corresponding period of 2008. The first half net income in 2008 includes a gain on sale of assets of $96.8 million related to the AFCC Transaction. The first half net loss in 2009 includes a gain on discontinuance of operations in EBARA BALLARD of $10.8 million and restructuring and related expenses of $1.4 million relating to a 7% workforce reduction initiated in March 2009.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for the first six months of 2009 increased 1%, or $0.3 million, to $24.1 million, or ($0.29) per share, compared with a normalized net loss of $23.8 million, or ($0.27) per share, for the first six months of 2008. Product and service revenue and related gross margin declines of $2.1 million and $1.5 million, respectively, combined with lower engineering development revenues of $5.2 million, were only partially offset by reductions in operating expenses of $5.8 million (net of restructuring and related expenses of $1.4 million).

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for the first half of 2009 increased $13.7 million to $27.9 million, compared to $14.2 million for the corresponding period in 2008. The higher operating cash consumption was driven by higher working capital requirements of $7.2 million due primarily to the timing of collections of our product and service revenues, increased inventory investment, combined with increased capital expenditures of $3.4 million and the slightly higher normalized net loss.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the 2008 annual consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide product and engineering development services. These contracts provide for the payment for products and services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts under which we earn product and engineering service revenue, revenue is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three and six months ended June 30, 2009 and 2008, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months ended June 30, 2009 and 2008, we recorded provisions to accrued warranty liabilities of $1.6 million and $0.2 million, respectively, for new product sales, compared to $2.0 million and $0.5 million, respectively, for the six months ended June 30, 2009 and 2008.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended June 30, 2009 and 2008 were adjusted downwards by a net amount of $0.2 million and $0.2 million, respectively, and for the six months ended June 30, 2009 and 2008 were adjusted downwards by a net amount of $0.3 million and $0.2 million, respectively. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months ended June 30, 2009 and 2008, inventory provisions of $0.1 million and nil, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.2 million and $0.3 million, respectively, for the six months ended June 30, 2009 and 2008.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the three and six months ended June 30, 2009 and 2008, no write-downs of our investments were recorded. During the three months ended June 30, 2009, we recorded a gain of $10.8 million representing the reversal of historic equity losses in excess of our net investment in EBARA BALLARD as a result of the announcement of our intentions to discontinue operations in EBARA BALLARD.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three and six months ended June 30, 2009 and 2008, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the assessment phase). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued new recommendations for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601) and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582 specifies a number of changes, including: an expanded definition of a business; a requirement to measure all business acquisitions at fair value; a requirement to measure non-controlling interests at fair value; and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards are harmonized with IFRS and will become effective in 2011. We anticipate adopting these standards in 2011 and are currently determining the impacts of the standards on our consolidated financial statements.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2009 were $13.1 million, an increase of $0.7 million, or 6%, from the corresponding period in 2008 as increases in our core Fuel Cell Products business segment of $5.7 million more than offset declines in our supporting Contract Automotive and Material Products business segments of $5.0 million.

Revenues for the six months ended June 30, 2009 were $21.2 million, a decrease of $7.2 million, or 25%, from the corresponding period in 2008 as increases in our core Fuel Cell Products business segment of $3.2 million were more than offset by declines in our supporting Contract Automotive and Material Products business segments of $10.4 million.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)		Three months ended June 30,
	2009			2008
	Product and	Engineering		Product and	Engineering
	Service	Development	Total	Service	Development	Total
Fuel Cell Products	$9,653	$-	$9,653	$2,741	$1,219	$3,960
Contract Automotive	883	-	883	5,127	-	5,127
Material Products	2,539	-	2,539	3,264	-	3,264
	$13,075	$-	$13,075	$11,132	$1,219	$12,351

(Expressed in thousands of U.S. dollars)		Six months ended June 30,
	2009			2008
	Product and	Engineering		Product and	Engineering
	Service	Development	Total	Service	Development	Total
Fuel Cell Products	$13,565	$-	$13,565	$6,820	$3,533	$10,353
Contract Automotive	2,760	-	2,760	10,244	1,618	11,862
Material Products	4,834	-	4,834	6,179	-	6,179
	$21,159	$-	$21,159	$23,243	$5,151	$28,394

Fuel Cell Products product and service revenues for the three and six months ended June 30, 2009 increased $6.9 million, or 252%, and $6.7 million, or 99%, respectively, compared to the corresponding periods in 2008. Increased fuel cell bus revenues as a result of the shipment of the remaining ten fuel cell bus modules for the B.C. Transit 2010 Olympic fuel cell bus program in the second quarter of 2009 ($6.0 million) combined with fuel cell bus module shipments in the first quarter of 2009 for the Transport of London fuel cell bus program drove the increase. Increases in back-up power market revenues as a result of work completed on the First Energy distributed power generator project combined with increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME were offset by lower shipments in the material handling and residential cogeneration markets. Fuel Cell Products shipments for the three and six months ended June 30, 2009 totaled 445 units and 635 units, respectively, compared to 276 units and 532 units, respectively, in the same periods of 2008.

Fuel Cell Products engineering development revenues were nil for the three and six months ended June 30, 2009, a $1.2 million and a $3.5 million reduction, respectively, compared to the same periods in 2008. The absence of Fuel Cell Products engineering development revenues in 2009 was expected due to the completion of our 1kW residential cogeneration fuel cell program in the third quarter of 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Contract Automotive product and service revenues for the three and six months ended June 30, 2009 decreased $4.2 million, or 83%, and $7.5 million, or 73%, respectively, compared to the same periods in 2008, due to lower contract manufacturing of light-duty automotive fuel cell products at lower prices to AFCC, Daimler and Ford, combined with lower automotive service revenues derived primarily from testing and engineering services to AFCC. Contract Automotive engineering development revenues were nil for the three and six months ended June 30, 2009, a $1.6 million reduction compared to the six months ended June 30, 2008. The absence of Contract Automotive engineering development revenues in 2009 was expected due to the closing of the AFCC Transaction on January 31, 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the three and six months ended June 30, 2009 decreased $0.7 million, or 22%, and $1.3 million, or 22%, respectively, compared to the corresponding periods in 2008, due primarily to decreased volumes of carbon friction material products as a result of the continued slow down in the U.S. automotive industry which were only partially offset by growth in sales of gas diffusion layer (“GDL”) material for fuel cell products.

Cost of product and service revenues for the three months ended June 30, 2009 were $11.2 million, an increase of $1.8 million, or 19%, compared to the corresponding period of 2008. Cost of product and service revenues for the six months ended June 30, 2009 were $19.1 million, a decrease of $0.5 million, or 3%, compared to the corresponding period of 2008. The 19% increase in the second quarter of 2009 is reflective of the 17% increase in product and service revenues for that period, whereas the 3% decrease in the first half of 2009 is due to the 9% decrease in product and service revenues for that period partially offset by higher unabsorbed overhead charges due to the overall revenue decline.

Gross margins on product and service revenues increased to $1.8 million for the second quarter of 2009 compared to $1.7 million for the second quarter of 2008 whereas gross margins decreased to $2.0 million for the six months ended June 30, 2009, compared to $3.6 million for the corresponding period of 2008. Increased gross margins in the second quarter of 2009 as a result of shipments for the B.C. Transit 2010 Olympic fuel cell bus program and work performed on the First Energy distributed power generator program more than offset the decline in gross margin due to lower shipments of light-duty automotive and carbon fiber products. Gross margins for the first half of 2009 are lower than the corresponding period of 2008 as these second quarter of 2009 gross margin improvements were offset by higher unabsorbed overhead charges incurred in the first quarter of 2009 due to the overall revenue decline in that quarter.

Research and product development expenses for the three months ended June 30, 2009 were $8.5 million, a decrease of $0.6 million, or 7%, compared to the corresponding period of 2008. Research and product development expenses for the six months ended June 30, 2009 were $16.3 million, a decrease of $4.5 million, or 21%, compared to the corresponding period of 2008. This decline in expenditures is due primarily to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction on January 31, 2008, the completion of our 1kW residential cogeneration fuel cell program in the third quarter of 2008 combined with the positive effects of a weaker Canadian dollar relative to the U.S. dollar, which more than offset increased investment in our Fuel Cell Products programs.

Included in research and product development expenses for the three and six month periods ended June 30, 2008, were costs of $0.5 million and $3.0 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the three months ended June 30, 2009 were $2.5 million, a decrease of $0.4 million, or 14%, compared to the corresponding period of 2008. General and administrative expenses for the six months ended June 30, 2009 were $6.9 million, consistent with the corresponding period of 2008. The decrease in the second quarter of 2009 is due primarily to lower labour and insurance expenditures combined with the positive effects of a weaker Canadian dollar, relative to the U.S. dollar. General and administrative expenses in the six months ended June 30, 2009 include restructuring and related expenses of $1.4 million relating to a 7% workforce reduction effected in March 2009. These company-wide restructuring expenses offset the benefits of lower labour and insurance expenditures and the positive effects of a weaker Canadian dollar, relative to the U.S. dollar.

Sales and marketing expenses for the three and six months ended June 30, 2009 were $1.9 million and $3.7 million, respectively, and were comparable to the corresponding period of 2008. Increased investment in sales and marketing capacity in 2009 in support of commercial efforts was offset by the positive effects of a weaker Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $1.2 million for the three months ended June 30, 2009, a decrease of $0.2 million, or 16%, compared to the corresponding period of 2008. Depreciation and amortization was $2.3 million for the six months ended June 30, 2009, a decrease of $0.8 million, or 25%, compared to the corresponding period of 2008. Depreciation and amortization has declined in 2009 as some assets became fully depreciated or amortized during 2008 and certain intangible assets were disposed in the AFCC Transaction.

Investment and other income was $2.5 million for the three months ended June 30, 2009, compared to $1.7 million for the corresponding period of 2008. Investment and other income was $1.6 million for the six months ended June 30, 2009, compared to $1.9 million for the corresponding period of 2008. The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
	2009	2008	2009	2008
Investment income	$94	$333	$350	$1,417
Foreign exchange gain (loss)	2,310	1,006	948	(292)
Other income	133	405	291	791
Investment and other income	$2,537	$1,744	$1,589	$1,916

Investment income was $0.1 million and $0.4 million for the three and six month periods ended June 30, 2009, respectively, a decrease of $0.2 million, or 72%, and $1.1 million, or 75%, compared to the corresponding period of 2008. The decrease was a result of declining interest rates combined with lower average cash balances in 2009 compared to 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008 and into 2009, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange gain of $2.3 million for the second quarter of 2009 resulted primarily from the strengthening of the Canadian dollar during the quarter and more than offset the first quarter of 2009 foreign exchange loss, which had resulted primarily from the weakening of the Canadian dollar during that quarter. Compared to the U.S. dollar, the Canadian dollar has strengthened to 1.16 at June 30, 2009 as compared to 1.22 at December 31, 2008 and 1.26 at March 31, 2009. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Other income was $0.1 million and $0.3 million for the three and six month periods ended June 30, 2009, respectively, a decrease of $0.3 million, or 67%, and $0.5 million, or 63%, compared to the corresponding period of 2008. The decline was expected due to fewer administrative support services provided to AFCC in the period.

Gain on assets held for sale was $96.8 million for the three and six months ended June 30, 2008, reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity income (loss) of associated companies was income of $10.8 million and $7.9 million for the three and six month periods ended June 30, 2009, respectively, compared to a loss of $2.6 million and $5.5 million for the corresponding periods of 2008 which related to our share of the losses of EBARA BALLARD. On the announcement of our decision in May 2009 to discontinue operations in EBARA BALLARD, the $10.8 million of historic recorded equity losses in EBARA BALLARD in excess of our net investment in EBARA BALLARD, was reversed to net income as (i) Ebara is solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) we are not committed to provide, nor do we intend to provide, any further financial support to EBARA BALLARD. At March 31, 2009, our investment in EBARA BALLARD was recorded as a long-term liability as our proportionate share of losses in EBARA BALLARD exceeded our net investment in EBARA BALLARD, and prior to our decision to discontinue operations in EBARA BALLARD, we were intending to provide additional financial support to EBARA BALLARD. EBARA BALLARD was focused on the introduction of its next generation system product for the residential cogeneration market in Japan.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $48.2 million as at June 30, 2009, compared to $85.4 million at the end of 2008. The decrease of $37.2 million in 2009 was driven by a net loss (excluding non-cash items) of $21.1 million, an advance to EBARA BALLARD of $5.0 million, net capital expenditures of $5.0 million, payment of non-dilutive financing costs of $3.1 million and working capital cash outflows of $3.2 million.

For the three months ended June 30, 2009, working capital requirements resulted in cash outflows of $7.9 million compared to cash inflows of $3.1 million for the corresponding period of 2008. In the second quarter of 2009, net cash outflows of $7.9 million were driven by higher accounts receivable of $5.6 million due to the timing of collections of our product and service revenues, lower accounts payable of $3.5 million due primarily to the payment of accrued 2008 annual employee bonuses and accrued restructuring and related costs, and the draw down of deferred revenue of $1.6 million due primarily to amounts earned under the First Energy distributed power generator program. These working capital outflows in the second quarter of 2009 were partially offset by cash inflows from lower inventory expenditures of $1.8 million and higher accrued warranty liabilities of $1.7 million due primarily to product shipments for the B.C. Transit 2010 Olympic fuel cell bus program. Working capital inflows of $3.1 million during the second quarter of 2008 were driven by lower accounts receivable of $3.2 million due to the timing of customer collections combined with higher deferred revenue of $1.3 million due to the timing of payments on pre-funded contracts. These second quarter of 2008 working capital inflows were partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $0.6 million, higher inventory of $0.6 million, and higher prepaid expenses of $0.3 million due to the timing of insurance renewals.

For the six months ended June 30, 2009, working capital requirements resulted in cash outflows of $3.2 million compared to cash inflows of $4.0 million for the corresponding period of 2008. In the first half of 2009, net cash outflows of $3.2 million were driven by the draw down of deferred revenue of $2.5 million due primarily to amounts earned under the First Energy distributed power generator program, lower accounts payable of $1.3 million due primarily to the payment of accrued employee bonuses, and higher inventory of $1.5 million. These first half of 2009 working capital outflows were partially offset by cash inflows from higher accrued warranty liabilities of $1.9 million due primarily to product shipments for the B.C. Transit 2010 Olympic fuel cell bus program, and lower accounts receivable of $0.9 million due to the timing of customer collections. Working capital inflows of $4.0 million during the first half of 2008 were driven by lower accounts receivable of $4.3 million due to the timing of customer collections, lower inventory of $1.5 million due primarily to increased automotive shipments and lower platinum inventory, and higher deferred revenue of $1.3 million due to the timing of payments on pre-funded contracts. These first half of 2008 working capital inflows were partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $3.5 million, primarily as a result of payment of 2007 annual employee bonuses.

Investing activities resulted in cash outflows of $3.8 million and $3.5 million for the three and six month periods ended June 30, 2009, respectively, compared to cash inflows of $17.9 million and cash outflows of $3.7 million during the corresponding periods of 2008. Changes in short-term investments resulted in cash outflows of $1.3 million and cash inflows of $6.3 million, respectively, for the three and six month periods ended June 30, 2009. Changes in short-term investments resulted in cash inflows of $24.7 million and $65.2 million, respectively, for the three and six month periods ended June 30, 2008. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements. Net capital spending of $2.8 million and $5.0 million, respectively, for the three and six month periods ended June 30, 2009, and $0.6 million and $1.6 million, respectively, for the three and six month periods ended June 30, 2008, relates primarily to building production capacity.

The cash flows used for other investing activities in the first half of 2009 of $5.2 million include an investment in EBARA BALLARD of $5.0 million and an investment in Chrysalix Energy Limited Partnership of $0.2 million. The cash flows used for other investing activities of $6.0 million and $6.2 million, respectively, for the three and six months ended June 30, 2008 represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix Energy Limited Partnership of $0.3 million.

Financing activities resulted in cash outflows of $0.3 million and $3.1 million, respectively, for the three and six months ended June 30, 2009 and represent closing costs paid in 2009 which were accrued at December 31, 2008 on the closing of the Arrangement with Superior Plus Income Fund.

As at July 28, 2009, we had 83,940,682 common shares issued and outstanding and stock options to purchase 5,739,660 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2009, we had cash, cash equivalents and short-term investments totaling $48.2 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our ability to potentially monetize other assets, including our interest in AFCC through the share purchase agreement with Ford (see Off-Balance Sheet Arrangements & Contractual Obligations section), are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

OUTLOOK

The world’s financial crisis and liquidity concerns continued through the first two quarters of 2009 and the resultant economic slowdown has deepened. Reduced consumer demand, lower availability of credit and reduced access to capital markets has impacted demand for fuel cell products from some of our customers as well as the end users of some of our products. This economic slowdown has been most acute in the automotive sector and has negatively impacted revenues in our supporting Contract Automotive and Material Products business segments. While our core Fuel Cell Products segment is facing increased risks, we continue to expect revenue from this core business to increase in 2009, as compared to 2008.

We now expect overall revenues for 2009 to be between $50 million to $60 million, compared to $59.6 million in 2008, and down from our first quarter of 2009 guidance of $68 million. This change in guidance is reflective of the tough economy and is a result of broad based impacts on our business, including: (i) lower than anticipated technical services and contract manufacturing for AFCC, Daimler and Ford in our non-core Contract Automotive segment; (ii) lower than anticipated carbon friction material product sales to automotive manufacturers in our non-core Material Products segment (iii) weaker than expected performance in the material handling market; and (iv) lower than anticipated residential cogeneration sales due to the wind-down of operations in EBARA BALLARD. Our revenue outlook for 2009 is based on our revised internal revenue forecast as of July 16, 2009 which reflects the circumstances described above, takes into account actual sales in the first half of 2009, sales orders received for units and services to be delivered in the last half of 2009, and an estimate with respect to the generation of new sales in each of our markets.

We continue to expect that core Fuel Cell Products revenue will increase in 2009, as compared to 2008, due to volume increases in our back-up power and bus markets as a result of our announced agreements with ACME (subject to natural gas unit product acceptance test in the fourth quarter of 2009), the B.C. Transit 2010 Olympic fuel cell bus program, the Transport of London fuel cell bus program and new opportunities in the distributed power generation sector that we are currently pursuing, including our announced agreement with First Energy. These increases are expected to more than offset lower material handling and residential cogeneration revenues.

We had previously indicated that we expected to ship 4,000 fuel cell units in 2009, as compared to 1,855 units in 2008. Due to weaker than expected performance in the material handling market, lower residential cogeneration shipments (initial 500 unit target) due to the wind-down of operations in EBARA BALLARD, and increased risks and uncertainties in our back-up power market, we now expect this total shipment number to be reduced. In addition, our revised revenue forecast includes a change in business mix to fewer, larger value units moving this metric disproportionately to revenue dollars. While we will continue to provide actual unit shipments in future Management Discussion and Analysis, we will no longer provide guidance on total expected unit shipments for the year.

We continue to expect our operating cash consumption (see Non-GAAP Measures) for 2009 to be between $17 million to $27 million, compared to $29.3 million in 2008. The anticipated improvement in operating cash consumption for 2009, as compared to 2008, is based on our expectation that lower operating expenses will more than offset our increased investment in manufacturing capacity and the expected declines in gross margin as a result of the change in revenue expectations. As a result of the timing of capital expenditures, working capital impacts related to the B.C. Transit 2010 Olympic and Transport of London fuel cell bus programs, and the payment of 2008 employee bonuses in the first half of 2009, operating cash consumption is expected to be higher in the first half of 2009, as compared to the second half of the year. In March 2009, we initiated a 7% workforce reduction, a Company-wide salary freeze and numerous other cost containment measures to assist in the achievement of this goal. Our operating cash consumption outlook for 2009 is based on our internal forecast as of July 16, 2009 and takes into account actual results in the first half of 2009, our forecasted gross margin and working capital impacts related to the above revised revenue forecast, the costs of our current operating expense base adjusted for additional planned cost containment measures, and assumes an average U.S. dollar exchange rate of 1.15 in relation to the Canadian dollar.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets. This derivative instrument is carried at cost and is not marked to market each reporting period, as we do not believe it is possible to regularly determine its reliable fair value. If the share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $68 million (based on current interest rates) and record an estimated gain of approximately $67 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, the amount of proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions. Under present economic conditions, we believe that these factors would result in a significant discount to the face value of the share purchase agreement.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At June 30, 2009, we had outstanding forward exchange contracts to sell a total of Canadian $4 million at an average rate of $1.12 Canadian per $1.00 United States dollar, resulting in an unrealized loss of $0.1 million. In addition, we had outstanding platinum forward purchase contracts to purchase a total of $2.8 million of platinum at an average rate of $1,050 per troy ounce, resulting in an unrealized gain of $0.5 million.

During 2009, a Canadian governmental agency agreed to terminate potential royalties payable of $4.6 million (Cdn. $5.3 million) in respect of future sales of fuel cell-based stationary power products under a historic development program. As a result, total royalties payable in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies have been reduced from up to a maximum of $42.2 million (Cdn. $49.0 million) at December 31, 2008 to a maximum of $37.7 million (Cdn. $43.7 million) at June 30, 2009. To June 30, 2009, we have made total royalty payments of $4.6 million (Cdn. $5.3 million) against this potential obligation, including royalty payments of $0.1 million (Cdn. $0.1 million) in 2009. The conditions under which these royalties become payable are described in more detail in note 14 to the annual Consolidated Financial Statements for the year ended December 31, 2008.

As at June 30, 2009, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2008.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation, and prior to the closing of the AFCC Transaction on January 31, 2008, Daimler and Ford. AFCC is not considered to be a related party, as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Transactions with related parties	2009	2008	2009	2008
Revenues from products, engineering
services and other	$172	$1,362	$380	$6,297
Net investments and advances	$-	$5,939	$5,000	$5,939

(Expressed in thousands of U.S. dollars)	As at June 30,
Balances with related parties	2009	2008
Accounts receivable	$-	$3,697
Accounts payable and accrued liabilities	$48	$38

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)		Quarter ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2009	2009	2008	2008
Product and service revenue	$13,075	$8,084	$18,605	$10,879
Engineering development revenue	-	-	296	1,406
Total revenue	$13,075	$8,084	$18,901	$12,285

Net income (loss)	$1,005	$(18,572)	$(18,028)	$(15,457)
Net income (loss) per share	$0.01	$(0.22)	$(0.22)	$(0.19)

Income (loss) from continuing operations	$1,005	$(18,572)	$(18,028)	$(15,457)
Net income (loss) per share from continuing operations	$0.01	$(0.22)	$(0.22)	$(0.19)
Weighted average common shares outstanding (000’s)	83,941	82,662	82,116	82,102

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2008	2008	2007	2007
Product and service revenue	$11,131	$12,111	$10,591	$12,619
Engineering development revenue	1,220	3,932	9,474	4,947
Total revenue	$12,351	$16,043	$20,065	$17,566

Net loss	$(13,481)	$81,045	$(15,891)	$(16,017)
Net loss per share	$(0.16)	$0.87	$(0.14)	$(0.14)

Loss from continuing operations	$(13,481)	$81,045	$(15,891)	$(15,588)
Net loss per share from continuing operations	$(0.16)	$0.87	$(0.14)	$(0.14)
Weighted average common shares outstanding (000’s)	82,086	93,447	114,742	114,593

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field trial deployments. Product revenues in the second quarter of 2009 and the fourth quarter of 2008 were positively impacted by the shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program totaling $6.0 million in each of those quarters. Revenue from testing and engineering services to AFCC commenced in the first quarter of 2008. Variations in fuel cell service revenues reflect the timing of work performed and the achievements of milestones under the First Energy distributed power generator program which commenced in the second quarter of 2009 and from government contracts in the material handling and back-up power markets.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008. Engineering development revenue in the first three quarters of 2008 was positively impacted by $1.0 million of revenue related to the B.C. Transit 2010 Olympic fuel cell bus program.

  Operating expenditures: Operating expenses have declined in the first two quarters of 2009 and the four quarters of 2008 due to the impact of the AFCC Transaction combined with cost reduction initiatives undertaken throughout the business in 2009. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses also include restructuring and related expenses of $1.4 million in the first quarter of 2009 and $4.1 million in the fourth quarter of 2007.

  Depreciation and amortization: Depreciation and amortization has declined for the first two quarters of 2009 and the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents.

  Investment and other income: Investment and other income include foreign exchange gains (losses), investment income, and other income. Foreign exchange gains (losses) have varied in each quarter due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments, and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Other income declined in the first two quarters of 2008 and increased in the four quarters of 2008 due to the changing level of administrative support services provided to AFCC.

  Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix and the third quarter of 2007 was negatively impacted by a $4.6 million write-down of our investment in Advanced Energy Technology Inc.

  Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

  Equity income (loss) of associated companies: The net income for the second quarter of 2009 was significantly impacted by a $10.8 million gain recorded on the discontinuance of operations in EBARA BALLARD, representing the reversal of our historic recorded equity losses in EBARA BALLARD in excess of our net investment in EBARA BALLARD at that time. Net income (loss) for the first quarter of 2009, the four quarters of 2008, and the last two quarters of 2007, was impacted by equity losses in EBARA BALLARD ranging from $1.1 million to $2.9 million, respectively, per quarter.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2009 Annual Information Form and remain substantially unchanged.

For additional information relating to Ballard, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent interim period ending June 30, 2009, we did not make any significant changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations, write-downs of long-lived assets, restructuring and related expenses, and equity income (loss) in associated companies are either not considered part of our core activities, or are expected to occur infrequently. Therefore we have removed these items in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our actual and future performance.

(Expressed in thousands of U.S. dollars, except per share amounts)	Three months ended		Six months ended
		June 30,		June 30,
Normalized net loss	2009	2008	2009	2008
Reported net income (loss)	$1,005	$(13,481)	$(17,567)	$67,564

Restructuring and related expense	261	-	1,363	-

(Gain) loss on sale of assets	-	-	-	(96,845)
Equity (income) loss in associated companies	(10,838)	2,612	(7,943)	5,481
Normalized net loss	$(9,572)	$(10,869)	$(24,147)	$(23,800)
Normalized net loss per share	$(0.11)	$(0.13)	$(0.29)	$(0.27)
Weighted average common shares
outstanding (000’s)	83,941	82,086	83,305	87,767

Operating cash consumption measures the amount of cash required to fund the operating activities of our business (net of restructuring and related costs) and excludes financing and investing activities except for net additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund future operations.

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Operating cash consumption	2009	2008	2009	2008
Cash used by operations	$(15,583)	$(4,505)	$(24,322)	$(12,618)
Restructuring and related costs (cash basis)	1,363	-	1,363	-
Net additions to property, plant and equipment	(2,762)	(555)	(4,982)	(1,610)
Operating cash consumption	$(16,982)	$(5,060)	$(27,941)	$(14,228)